--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                BERTUCCI'S, INC.
                           (NAME OF SUBJECT COMPANY)

                    COMMON STOCK, $.005 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                  086063 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                           JOSEPH CRUGNALE, PRESIDENT
                                BERTUCCI'S, INC.
                                14 AUDUBON ROAD
                         WAKEFIELD, MASSACHUSETTS 01880
                                 (781) 246-6700
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

                               JAMES WESTRA, ESQ.
                          HUTCHINS, WHEELER & DITTMAR
                           A PROFESSIONAL CORPORATION
                               101 FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 951-6600

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Bertucci's, Inc., a Massachusetts corporation (the "Company"), and the address of the principal executive offices of the Company is 14 Audubon Road, Wakefield, Massachusetts 01880. The title of the class of equity securities to which this statement relates is the common stock, $.005 par value per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF PURCHASER.

  This statement relates to a cash tender offer by NE Restaurant Company, Inc., a Delaware corporation ("Parent"), and its wholly owned subsidiary, NERC Acquisition Corp., a Massachusetts corporation ("Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated May 20, 1998, to purchase all of the issued and outstanding shares of Common Stock (the "Shares") at a price of $10.50 per share (such amount, or any greater amount per share paid pursuant to the Offer, being hereafter referred to as the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 13, 1998, by and among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the Merger, subject to conditions set forth below in the section entitled "The Merger Agreement--Vote Required to Approve Merger," either (i) in the event that Parent, Purchaser or their affiliates acquire, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, Purchaser will be merged with and into the Company with the Company surviving the Merger or (ii) in the event Parent, Purchaser of their affiliates acquire, pursuant to the Offer or otherwise, 90% or more of the outstanding Shares, and Parent determines to use the "short-form" merger procedure described below under "The Merger Agreement--Short-Form Merger," the Company will be merged with and into Purchaser with Purchaser surviving the Merger. In each instance, the surviving entity is at times herein referred to as the "Surviving Corporation." A copy of the Merger Agreement is filed herewith as EXHIBIT 1, and is incorporated herein by reference.

  Based on the information in the Offer to Purchase, the principal executive offices of Parent and Purchaser are located at 80A Turnpike Road, Westborough, Massachusetts 01581.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Except as set forth below, none of the officers or directors of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including without limitation any material contract, agreement, arrangement or understanding (i) providing for the furnishing of services to or by, (ii) providing for rental of real or personal property to or from, or (iii) otherwise requiring payments to or from, any officer or director, any member of the family of any officer or director or any corporation, partnership, trust or other entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner.

 Stock Options.

  As of the Effective Time, each outstanding, unexercised stock option to purchase Shares (a "Company Stock Option") issued under the Company's Amended and Restated 1987 Stock Option Plan (the "1987 Plan"), the 1989 Time Accelerated Restricted Stock Option Plan (the "TARSOP"), the 1993 Stock Option Plan for Non-Employee Directors (the "Director Plan") and the 1997 Stock Option Plan (the "1997 Plan") (collectively, the "Company Stock Option Plans") shall terminate and be canceled and each holder of a Company Stock Option shall be entitled to receive, in consideration therefor, a cash payment from the Company equal to the product of (a) the excess, if any, of (x) the Merger Consideration over (y) the per share exercise price of such Company Stock Option, times (b) the number of "Eligible Shares" (as defined below) subject to the Company Stock Option. As of May 13, 1998, there were options covering 521,050 Shares outstanding at exercise prices ranging from $1.33 to $18.50. Upon the acceleration of the Company Stock Options, the executive officers and directors of the Company will respectively receive the following amounts: E. Bulkeley Griswold will receive $34,250; Robert L. Lestina, Jr. will receive $34,250; James Westra will receive $34,250; Allan J. Steinmetz will receive $34,250; Theodore R. Barber will receive $54,000; Norman S. Mallett will receive $111,375; and Anthony Balletta will receive $56,250.

 Change of Control Severance Agreements, Continuation of Benefits Agreement.

  On May 13, 1998, the Board of Directors of the Company approved a form of Change of Control Severance Agreement to be entered into by the Company and twenty-eight (28) of its restaurant managers and executive officers (each of whom is referred to therein as an "Executive") (the "Severance Agreement"). The Severance Agreement provides that if within six (6) months of a Change of Control (as defined in the Severance Agreement), the Executive's employment is terminated by the Company for any reason, other than for Cause (as such term is defined therein) or by death or disability of the Executive, or by the Executive for Good Reason (as such term is defined therein), then the Company will pay the Executive, within thirty (30) days of the date of termination (the "Date of Termination"), a lump sum equal to the Executive's annual base salary for the six (6) month period after the Date of Termination at the rate in effect immediately prior to the Change of Control. In addition, if the Executive's employment is terminated in accordance with the preceding sentence, during the six (6) months commencing on the Date of Termination, the Executive will be entitled to receive certain medical insurance benefits, substantially equivalent to those in place, if any, on the Date of Termination. A copy of the form of Severance Agreement is filed herewith as
EXHIBIT 2 and is incorporated herein by reference.

  The Severance Agreement further provides that severance payments shall be made without regard to whether the deductibility of such payments (or any other payments to or for the benefit of the Executive) would be limited or precluded by Internal Revenue Code Section 280G and without regard to whether such payments (or any other payments) would subject the Executive to the federal excise tax levied on certain "excess parachute payments" under Internal Revenue Code Section 4999; provided, that if the total of all payments to or for the benefit of the Executive, after reduction for all federal taxes (including the tax described in Internal Revenue Code Section 4999, if applicable) with respect to such payments ("Executive's total after-tax payments"), would be increased by the limitation or elimination of any such payment, amounts payable shall be reduced to the extent, and only to the extent, necessary to maximize the Executive's total after-tax payments. The determination as to whether and to what extent payments are required to be reduced in accordance with the preceding sentence shall be made at the Company's expense by a certified public accounting firm that the Company's Board of Directors may designate prior to a Change of Control. In the event of any underpayment or overpayment, as determined by the designated accounting firm, the amount of such underpayment or overpayment shall forthwith be paid to the Executive or refunded to the Company, as the case may be, with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Internal Revenue Code.

  On May 13, 1998, the Board of Directors of the Company approved a certain Continuation of Benefits Agreement between the Company and Joseph Crugnale (the "Continuation of Benefits Agreement"). The Continuation of Benefits Agreement provides that if Mr. Crugnale's employment with the Company should terminate or be terminated (whether by the Company or by Mr. Crugnale, for any reason whatsoever), during the twelve (12) month period following a Change of Control (as defined therein), the Company will pay or make available to Mr. Crugnale any rights, compensation and benefits which are vested in Mr. Crugnale or which Mr. Crugnale has or otherwise is entitled to receive under any plan or program of the Company as such rights to compensation or benefits become due. In addition, following the termination of Mr. Crugnale's employment, the Company shall, at its cost, for the twelve (12) months commencing on the Date of Termination, continue to provide Mr. Crugnale with medical, dental, life and disability insurance benefits substantially equivalent to those in place, if any, on the Date of Termination. In addition, the Company shall, at its cost, following the Date of

Termination, continue to provide Mr. Crugnale with the use of the leased automobile presently used by him until the expiration of the current lease term in August 1999. A copy of the Continuation Benefits Agreement is filed herewith as EXHIBIT 3 and is incorporated herein by reference.

ACTUAL AND POTENTIAL CONFLICTS OF INTEREST

 Indemnification of Officers and Directors and Insurance.

  Under the Merger Agreement, the Company will indemnify each person who at any time has been or becomes a director or officer prior to the Effective Time, and his heirs and personal representatives, against all expenses incurred in connection with any proceeding arising out of or pertaining to any action or omission occurring prior to the Effective Time to the full extent permitted under Massachusetts law and the Surviving Corporation's Restated By-Laws in effect as of the Effective Time or under any indemnification agreement in effect as of the date of the Merger Agreement. Parent or the Surviving Corporation will, for a period of not less than six (6) years following the Effective Time, maintain directors' and officers' liability insurance covering each person presently covered by the Company's officers' and directors' liability insurance or who will be so covered at the Effective Time with respect to actions or omissions occurring prior to the Effective Time, on terms no less favorable than such insurance maintained in effect by the Company as of the date of the Merger Agreement in terms of coverage and amounts; provided that the Parent and the Surviving Corporation will not be required to pay in the aggregate an annual premium for directors' and officers' liability insurance in excess of 125% of the last annual premium paid prior to the date of the Merger Agreement; provided that the Parent and the Surviving Corporation will be obligated to provide as much coverage as may be obtained for such amount.

 Litigation Settlement Agreement.

  Joseph Crugnale is also a party to the Litigation Settlement Agreement (as defined below). See "The Merger Agreement--Litigation Settlement Agreement."

 Affiliated Leases.

  During 1992, the Company purchased property for a restaurant site in Westport, Connecticut, for approximately $1.2 million from an affiliate of a partnership whose general partner is a director of the Company. The director was not involved in the purchase negotiation of that particular property, and management believes that the price paid represented fair market value.

  During 1992, Mr. Crugnale made a personal loan amounting to $837,175 to the Orange, Connecticut, landlord with whom the Company has an operating lease. The repayment terms require the Company to make the rental payments directly to Mr. Crugnale through the year 2002. The Company paid approximately $150,000 per year in 1995, 1996 and 1997 related to such agreement.

  In March 1997, the Company leased a building and real property for the first Sal and Vinnie's Sicilian Steakhouse location from Mr. Crugnale and purchased all furniture, fixtures and equipment currently at the facility for their appraised value of $650,000. In conjunction with this transaction, the Company loaned to Mr. Crugnale approximately $637,500, which was repaid during 1997.

  The Company leases a building and real property owned by Mr. Crugnale in Mansfield, Massachusetts, for Bertucci's Brick Oven Pizzeria Number 94. The lease commenced April 1, 1998 with rent in the amount of $95,000 per year payable to Mr. Crugnale. The restaurant is scheduled to open in late May or June of 1998.

 Payment of Termination Fee

  In connection with the termination of the Ten Ideas Merger Agreement (as defined below), the Company is obligated to pay to Ten Ideas Inc., a Delaware corporation formed by Mr. Crugnale to purchase the Company ("Ten Ideas"), a termination fee of $1,500,000 and up to $750,000 for documented expenses. See "The Merger--Litigation Settlement Agreement" and "The Solicitation or Recommendation."

THE MERGER AGREEMENT

  The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which is filed herewith as
EXHIBIT 1.

  The Offer. The Merger Agreement provides for the making of the Offer. The obligation of Purchaser to accept payment or pay for Shares is subject, among other things, to the satisfaction of the condition that there be validly tendered in accordance with the terms of the Offer prior to the Expiration Date (defined below) and not withdrawn a number of Shares, which, together with the Shares then owned by Parent and Purchaser and their affiliates as of such time, represents at least 90% of the total number of outstanding Shares on a fully diluted basis. The term "Expiration Date" means 12:00 midnight, New York City time, on Wednesday, June 17, 1998, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. The Offer is also conditioned upon, among other things, the Parent and Purchaser obtaining sufficient financing (the "Financing") to fund the purchase of Shares tendered in the Offer, consummate the Merger, refinance certain indebtedness of the Company and of Parent and to pay all related fees and expenses of the transaction (the "Financing Condition"). If any and all of such conditions are not satisfied prior to the Expiration Date, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to (i) decline to purchase any of the Shares tendered and terminate the Offer, subject to the terms of the Merger Agreement, (ii) waive any of the conditions to the Offer (including the Minimum Condition, as defined below under "Certain Conditions of the Offer" provided that no such waiver of the Minimum Condition shall decrease the Minimum Condition to less than 66 2/3%), to the extent permitted by applicable law and the provisions of the Merger Agreement, and, subject to complying with the applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all Shares validly tendered, (iii) subject to the terms of the Merger Agreement, extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares which will have been tendered during the period or periods for which the Offer is extended or
(iv) subject to the terms of the Merger Agreement, amend the Offer. In addition to usual and customary terms and conditions, the Financing is subject to the following additional conditions: (i) all governmental approvals and third party approvals (including Landlords' Consent and Liquor License Consents (as each term is defined herein), which would not in the absence thereof, reasonably be expected to have a material advance effect on Parent and the Company); (ii) there not occurring or becoming known any change, occurrence or development since December 27, 1997 that could reasonably be expected to have a material adverse effect on the business, operations, property or condition (financial or otherwise) of the Company, Parent and their subsidiaries, taken as a whole, and (iii) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions.

  Certain Conditions of the Offer. The Offer is conditioned upon, among other things (i) there being validly tendered and not withdrawn prior to the expiration of the Offer that number of shares, which when added to the Shares then beneficially owned by Parent and Purchaser would constitute at least 90% of all outstanding Shares (determined on a fully diluted basis on the Expiration Date) (the "Minimum Condition"), (ii) the Financing Condition being satisfied and (iii) the expiration or termination of any waiting period under The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"), applicable to the purchase of Shares pursuant to the Offer. Purchaser reserves the right (subject to obtaining the consent of the Company, if required, and the applicable rules and regulations of the Commission) to waive or reduce the Minimum Condition and to elect to purchase, pursuant to the Offer, fewer than the minimum number of Shares necessary to satisfy the Minimum Condition.

  The Company's Board of Directors. Effective upon the purchase of and payment for Shares by Purchaser pursuant to the Offer such that Purchaser shall own at least a majority of the Shares and from time to time thereafter, Parent shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to any increase in the number of directors in accordance with the Merger Agreement) multiplied by (ii) the percentage that the number of Shares owned by Parent and Purchaser bears to the total number of Shares outstanding on a primary basis, and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors and/or securing the resignations of such number of incumbent directors as is necessary to enable Parent's designees to be elected to the Board of Directors and to cause Parent's designees to be so elected. At such times, the Company will use its best efforts to cause individuals designated by Parent to constitute the same percentage as such individuals represent on the Board of Directors of (x) each committee of the Board of Directors, (y) each board of directors of each subsidiary of the Company and (z) each committee of each such board. Notwithstanding the foregoing, until the Effective Time, the Company shall use its best efforts to ensure that not less than two (2) persons who are directors on the date of the Merger Agreement shall remain as members of the Board of Directors (the "Continuing Directors") until the Effective Time. In the event there is only one Continuing Director, such Continuing Director shall have the right to designate a person, who is acceptable to Parent, to become a Continuing Director.

  The Company's obligations to appoint designees to the Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations in accordance with the Merger Agreement, including mailing to the stockholders as part of the Schedule 14D-9 the information required by such Section 14f-1, as is necessary to enable Parent's designees to be elected to the Board of Directors. Parent will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1. For purposes of the Merger Agreement, "affiliate" shall mean, as to any person, any other person that would be deemed to be an "affiliate" of such person as that term is defined in Rule 12b-2 under the Exchange Act.

  Following the election or appointment of Parent's designees in accordance with the Merger Agreement and prior to the Effective Time, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser, any consent of the Company contemplated by the Merger Agreement, any waiver of any of the Company's rights thereunder, any amendment to the Company's Restated Articles of Organization or any action taken by the Company that materially adversely affects the interests of the stockholders of the Company with respect to the transactions contemplated by the Merger Agreement, will require the concurrence of a majority of the Continuing Directors.

  Vote Required to Approve Merger. Under the Massachusetts Business Corporation Law (the "MBCL"), the approval of the Board of Directors of the Company and the affirmative vote of the holders of two-thirds of the outstanding Shares are required to adopt and approve the Merger Agreement and the transactions contemplated thereby. The Company has represented in the Merger Agreement that the Board of Directors of the Company has unanimously approved the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby as required under the MBCL. Therefore, unless the Merger is consummated pursuant to the "short-form" merger provisions under the MBCL described below under "Short-Form Merger" (in which case no further corporate action by the stockholders of the Company will be required to complete the Merger), the only remaining required corporate action of the Company will be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of two-thirds of the outstanding Shares. In the event that Parent and Purchaser acquire in the aggregate at least two-thirds of the outstanding Shares, the vote of no other stockholder of the Company will be required to approve the Merger and the Merger Agreement. See "Tender and Voting Agreement."

  The Merger. The Merger Agreement provides that, following consummation of the Offer and following the satisfaction or waiver of the conditions described above under "Conditions to the Merger," and in accordance with Massachusetts law, either (i) in the event that Parent and Purchaser acquire, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, Purchaser will be merged with and into the Company with the Company surviving the Merger or (ii) in the event Parent and Purchaser acquire, pursuant to the Offer or otherwise, 90% or more of the outstanding Shares, and Parent determines to use the "short-form" merger procedure described below under "Short-Form Merger," the Company will be merged with and into Purchaser, with Purchaser surviving the Merger. In either case, upon consummation of the Merger, each outstanding Share (other than Shares held by stockholders who properly demand their appraisal rights under Massachusetts law, Shares held in the Company's treasury and Shares owned by Parent or Purchaser) will be converted into the right to receive the cash price per Share paid pursuant to the Offer, without interest thereon.

  Short-Form Merger. Section 82 of the MBCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of stock of another corporation, the corporation holding such stock may merge such other corporation into itself without any action or vote on the part of the stockholders by vote of its directors (a "short-form merger"). In the event that Parent and Purchaser acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, then, at the election of Parent, a short-form merger may be effected without any approval of the stockholders of the Company by a vote of the Board of Directors of Purchaser, subject to compliance with the provisions of Section 82 of the MBCL. Even if Parent and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser may seek to purchase additional shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The per Share consideration paid for any Shares so acquired may be greater or less than that paid in the Offer. Accordingly, if as a result of the Offer or otherwise, Parent and Purchaser acquire at least 90% of the outstanding Shares, Parent may, and intends to, effect the Merger without approval of any other stockholder of the Company.

  Conditions to the Merger. The Merger Agreement provides that the respective obligations of Parent, Purchaser and the Company to effect the Merger is subject to the satisfaction or waiver on or prior to the closing date of the Merger (the "Closing Date") of the following conditions, any and all of which may be waived, in whole or in part, jointly by Parent and the Company to the extent permitted by applicable law: (i) the Merger shall have been adopted and approved by the affirmative vote of the holders of two-thirds of the outstanding Shares, if required under applicable law, (ii) all filings required to be made prior to the time at which the Merger becomes effective (the "Effective Time") and all consents (other than the consent of any licensing board or agency governing the sale of alcoholic beverages ("Liquor License Consents") and the consent of any landlord (or of any other person) at any location leased by the Company or any of its subsidiaries ("Landlord Consents")), approvals, permits and authorizations required to be obtained prior to the Effective Time from any third party or any governmental agency, board or regulatory authority, domestic or foreign (each, a "Governmental Entity"), in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by the Company, Parent and Purchaser, and which, either individually or in the aggregate, if not obtained would have a Material Adverse Effect (as defined below) or would prevent consummation of the Merger, shall have been made or obtained (as the case may be), (iii) no temporary restraining order, judgment, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that the parties invoking this condition shall use their best efforts to have any such order or injunction vacated and (iv) Purchaser shall have purchased Shares pursuant to the Offer, provided this condition shall be deemed to be satisfied if Purchaser fails to accept for payment and pay for Shares in violation of the Offer.

  For purposes of the Merger Agreement, "Material Adverse Effect" means a material adverse effect upon (i) the business, assets, properties, condition (financial or otherwise) or results of operations of the Company and its subsidiaries taken as a whole, or (ii) the transactions contemplated by the Merger Agreement or the legality or validity of the Merger Agreement.

  The obligations of Parent and Purchaser to effect the Merger are further subject to the satisfaction or waiver by Parent, on or prior to the Closing Date, of the following conditions: (i) the representations and warranties of the Company contained in the Merger Agreement that are qualified by materiality shall be true and correct and such representations and warranties of the Company that are not so qualified shall be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties speak as of an earlier date, except for changes permitted or contemplated by the Merger Agreement, and except, in the case of any such breach, where such breach would not have, individually or in the aggregate, a Material Adverse Effect or materially and adversely affect the Financing or the ability of Parent and Purchaser to consummate the Offer and the Merger, (ii) Parent shall have received an officers' certificate signed on behalf of the Company to such effect, (iii) on or prior to the Effective Time, Parent and/or Purchaser shall have received all of the necessary consents (other than Liquor License Consents and Landlord Consents) or approvals of Governmental Entities and all third parties in connection with the execution and delivery of the Merger Agreement and the consummation of the Merger and the other transactions contemplated thereby, unless the failure to obtain such consent or approval would not have a Material Adverse Effect nor have a material adverse effect on the Financing.

  The obligations of the Company to effect the Merger are further subject to the satisfaction or waiver by the Company, on or prior to the Closing Date, of the following conditions: (i) the representations and warranties of Parent and Purchaser contained in the Merger Agreement that are qualified by materiality shall be true and correct and such representations and warranties of Parent and Purchaser that are not so qualified shall be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties speak as of an earlier date and except for changes permitted or contemplated by the Merger Agreement, and except, in the case of any such breach, where such breach would not, individually or in the aggregate, materially and adversely affect the Financing or the ability of Parent and Purchaser to consummate the Offer and the Merger, (ii) the Company shall have received an officers' certificate signed on behalf of Parent to such effect and (iii) at or prior to the Effective Time, NationsBanc Montgomery Securities LLC ("NMS") shall not have withdrawn the Fairness Opinion (as defined below under Item 4, "Background; Reasons for the Recommendation--Recommendation of Board of Directors; Opinion of Financial Advisor").

  Termination of the Merger Agreement; Fees. The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company: (a) by mutual written consent of Parent and the Company; or (b) by either Parent or the Company if (i) Parent or Purchaser shall have failed to commence the Offer within five business days following the date of the Merger Agreement or the Offer shall have terminated or expired in accordance with its terms without Parent or Purchaser having purchased any Shares pursuant to the Offer, or (ii) the Offer has not been consummated by July 31, 1998, or (iii) any change to the Offer is made in contravention of certain provisions of the Merger Agreement; or (c) by either Parent or the Company if: (i) upon a vote at the Stockholders Meeting (as defined below), or any adjournment thereof, the adoption and approval of the Merger Agreement and the Merger by the stockholders of the Company, as required by Massachusetts law, the Company's Restated Articles of Organization or the terms of the Merger Agreement, shall not have been obtained; (ii) the Merger shall not have been consummated on or before October 31, 1998, provided that the failure to consummate the Merger is not attributable to the failure of the terminating party to fulfill its obligations pursuant to the Merger Agreement; or (iii) there shall be any law or regulation (other than a law or regulation relating to the issuance or transfer of any licenses or permits of any licensing board or agency governing the sale of alcoholic beverages) that makes consummation of the Offer or the Merger illegal or otherwise prohibited, or any judgment, injunction, order or decree enjoining or otherwise restraining Purchaser from purchasing Shares pursuant to the Offer or Purchaser or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; or (d) by the Company, immediately after payment to Purchaser of the fee and expense reimbursement described in the following paragraph, if prior to the purchase of Shares pursuant to the Offer, (i) the Board of Directors shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to permit the Company to execute an Acquisition Proposal (as defined below under "Other Offers") providing for the acquisition of the Company by a Third Party as determined by the Board of Directors in good faith after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel) that such action is required for the Board of Directors of the Company to comply with its fiduciary obligations to stockholders under applicable law, or (ii) the Fairness Opinion shall have been withdrawn; or (e) by Parent, if the Board of

Directors of the Company shall have approved an Acquisition Proposal or withdrawn or modified (including by amendment of the Schedule 14D-9), in a manner adverse to Parent or Purchaser, the Board of Director's recommendation of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; or (f) by Parent, if any of the conditions set forth in the third full paragraph under "Conditions to the Merger" shall have become incapable of fulfillment, and shall not have been waived by Parent, or if the Company shall breach in any material respect any of its representations, warranties or obligations under the Merger Agreement and such breach shall not have been cured in all material respects or waived and the Company shall not have provided reasonable assurance that such breach will be cured in all material respects on or before the Closing Date, but only if such breach, singly or together with all other such breaches, constitutes a failure of the conditions contained in the third full paragraph under "Conditions to the Merger" as of the date of such termination; or (g) by the Company, if any of the conditions set forth in the fourth full paragraph under "Conditions to the Merger" shall have become incapable of fulfillment, and shall not have been waived by the Company, or if Parent or Purchaser shall breach in any material respect any of their respective representations, warranties or obligations under the Merger Agreement and such breach shall not have been cured in all material respects or waived and Parent or Purchaser, as the case may be, shall not have provided reasonable assurance that such breach will be cured in all material respects on or before the Closing Date, but only if such breach, singly or together with all other such breaches, constitutes a failure of the conditions contained in the fourth full paragraph under "Conditions to the Merger" as of the date of such termination; provided, however, that the party seeking termination pursuant to clause (f) or (g) above is not in breach of any of its material representations, warranties, covenants or agreements contained in the Merger Agreement.

  Pursuant to the Merger Agreement, if the Merger Agreement is terminated pursuant to clause (d) or (e) of the preceding paragraph, pursuant to clause
(f) of the preceding paragraph as a result of a willful breach by the Company, or pursuant to clause (g) of the preceding paragraph as a result of the withdrawal or modification of the Fairness Opinion, then the Company shall (provided that neither Parent nor Purchaser is then in material breach of its obligations under the Merger Agreement) promptly pay to Parent in cash an amount equal to the aggregate out-of-pocket costs and reasonable expenses of Parent and Purchaser in connection with the Merger Agreement and the transactions contemplated thereby, up to an aggregate amount not to exceed $750,000, including, without limitation, commitment, appraisal and other fees relating to the Financing and the reasonable fees and disbursements of accountants, attorneys and investment bankers, whether retained by Parent or by any other person (collectively, "Expenses"). In addition to any required payment of Expenses, if the Merger Agreement is terminated pursuant to clause
(d) or (e) of the preceding paragraph, or pursuant to clause (f) of the preceding paragraph as a result of a willful breach by the Company, then the Company shall (provided that neither Parent nor Purchaser is then in material breach of its obligations under the Merger Agreement) promptly pay to Parent the sum of $1,500,000 in cash (the "Termination Fee"). The sum of the Expenses and the Termination Fee, if any, are referred to in the Merger Agreement as the "Termination Amount." The right of Parent to receive the Termination Amount shall be in lieu of any damages remedy or claim by Parent or Purchaser against the Company for termination of the Merger Agreement pursuant to clause
(d) or (e), clause (f) in the event of a willful breach by the Company or pursuant to clause (g) as a result of the Company's reliance on the condition that, at or prior to the Effective Time, NMS shall not have withdrawn its Fairness Opinion. Notwithstanding the foregoing, if the Merger Agreement is terminated pursuant to clause (g) as a result of the Company's reliance on such condition at a time when Parent is ready, willing and able (other than as a result of an inability to consummate the Financing solely because of the withdrawal of the Fairness Opinion) to proceed with the transactions contemplated by the Merger Agreement but for the withdrawal of such Fairness Opinion, and within one (1) year after such termination, the Company enters into an agreement relating to an Acquisition Proposal with a person other than Parent or Purchaser or their affiliates and associates, or the Company's Board of Directors recommends or resolves to recommend to the Company's stockholders approval and acceptance of such an Acquisition Proposal, then, upon the entry into such agreement or the making of such recommendation or resolution, the Company shall pay to Parent the Termination Fee.

  Appraisal Rights. Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares will have appraisal rights with respect to such Merger. In such event, the Surviving Corporation will notify holders of outstanding Shares on the Effective Date of their rights pursuant to the provisions of Sections 85 through 98, inclusive, of the MBCL to dissent and demand appraisal of their Shares. Under Sections 85 through 98, inclusive, of the MBCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The values so determined could be more or less than the price per Share to be paid in the Merger.

  The foregoing summary of Sections 85 through 98, inclusive, of the MBCL does not purport to be complete and is qualified in its entirety be reference to Sections 85 through 98, inclusive, of the MBCL, a copy of which has been filed herewith as EXHIBIT 4. Failure to follow the steps required by Sections 85 through 98, inclusive, of the MBCL for perfecting appraisal rights may result in the loss of such rights.

  Stockholders' Meeting. Pursuant to the Merger Agreement, following the expiration of the Offer, the Company will promptly take all action necessary in accordance with applicable law and its Restated Articles of Organization and Restated By-laws to duly call, give notice of, and convene a meeting of its stockholders (the "Stockholders' Meeting") to consider and vote upon the adoption and approval of the Merger Agreement and the Merger and all actions contemplated thereby which require approval and adoption by the Company's stockholders, unless the Merger may be effected as a short-form merger as described above under "Short-Form Merger." The Merger Agreement provides that the Company will, if required by applicable law to consummate the Merger, prepare and file with the Commission a preliminary proxy or information statement (the "Proxy Statement") and will use its commercially reasonable best efforts to respond to the comments of the Commission concerning the Proxy Statement and to cause the Proxy Statement to be mailed to the Company's stockholders, in each case as soon as reasonably practicable. The Company will cause to be included as an exhibit to the Proxy Statement, the Fairness Opinion. Parent has agreed to cause all of the shares of capital stock of the Company held by Parent and/or Purchaser to be voted, either in person or by proxy, in favor of the adoption and approval of the Merger Agreement and the Merger at the Stockholders' Meeting.

  Other Offers. Pursuant to the Merger Agreement, the Company has agreed not to, nor to authorize or permit any of its representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage any Third Party (as defined below) with respect to the submission of any Acquisition Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any Third Party any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that the foregoing shall not prohibit the Board of Directors of the Company (or, if applicable, the Special Committee (as defined below under Item 4, "Background; Reasons for the Recommendation--Reasons for Transaction; Factors Considered by the Board")) from: (i) furnishing information to, or entering into discussions or negotiations with, any Third Party in connection with an unsolicited bona fide Acquisition Proposal by such Third Party if, and to the extent that, the Board of Directors of the Company (or the Special Committee), after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary obligations to stockholders under applicable law; (ii) withdrawing or modifying its recommendation of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement following receipt of a bona fide unsolicited Acquisition Proposal if the Board of Directors of the Company (or the Special Committee), after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is necessary for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law; or (iii) making to the Company's stockholders any recommendation and making any related filing with the Commission as required by Rule 14e-2 and 14d-9 under the Exchange Act, with respect to any tender offer, or taking any other legally required action (including, without limitation, the making of public disclosures as may be necessary or advisable under applicable securities laws); and provided further, however, that, in the event of an exercise of the Company's or its Board of Director's (or the Special Committee's) rights under clause (i), (ii) or (iii) above, notwithstanding anything contained in the Merger Agreement to the contrary, such failure shall not constitute a breach of the Merger Agreement by the Company. The Company shall provide immediate written notice to Parent of the receipt of any such Acquisition Proposal and of the Company's intention to furnish information to, or enter into discussions or negotiations with, such person or entity. For purposes of the Merger Agreement, (i) "Acquisition Proposal" means any proposal with respect to a merger, consolidation, share exchange, tender offer or similar transaction involving the Company, or any purchase or other acquisition of all or any significant portion of the assets of the Company, or any equity interest in the Company, other than the transactions contemplated by the Merger Agreement and (ii) "Third Party" means any corporation, partnership, person or other entity or "group" (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, Purchaser or any affiliates of Parent or Purchaser and their respective directors, officers, employees, representatives and agents.

  Conduct of the Company's Business Until the Effective Time. Pursuant to and except as contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, the Company has agreed to operate, and cause each subsidiary to operate, its business in the ordinary course of business. Without limiting the generality of the foregoing, during the period from the date of the Merger Agreement to the Effective Time, except as expressly contemplated by the Merger Agreement, the Company has agreed not to, without the prior written consent of Parent:

    (i) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of the Company's outstanding capital stock, (y) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its outstanding capital stock, or (z) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares;

    (ii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, including under the ESPP (as such term is defined below), except for the issuance of Shares upon exercise of Company Stock Options outstanding prior to the date of the Merger Agreement and disclosed therein, or take any action that would make the Company's representations and warranties set forth in the Merger Agreement not true and correct in all material respects;

    (iii) amend its Restated Articles of Organization or Restated By-laws or the comparable charter or organizational documents of any of its subsidiaries;

    (iv) acquire any business or any corporation, partnership, joint venture, association or other business organization or division thereof (or any interest therein), or form any subsidiaries;

    (v) sell or otherwise dispose of any of its substantial assets, except in the ordinary course of business;

    (vi) make any capital expenditures, enter into leases or agreements for new locations, or make other commitments with respect thereto, except capital expenditures, leases, agreements or commitments (i) set forth in the Disclosure Schedule (as defined in the Merger Agreement), or (ii) not exceeding $100,000 in the aggregate as the Company may, in its discretion, deem appropriate;

    (vii) (x) incur any indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (A) borrowings in the ordinary course under existing lines of credit (or under any refinancing of such existing lines), (B) indebtedness owing to, or guaranties of indebtedness owing to, the Company or (C) in connection with the Financing, or (y) make any loans or advances to any other person, other than routine advances to employees;

    (viii) except as disclosed in the Disclosure Schedule, grant or agree to grant to any employee any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any such existing plans, except as may be required under existing agreements or in the ordinary course of business consistent with past practices;

    (ix) merge, amalgamate or consolidate with any other person or entity in any transaction, sell all or substantially all of its business or assets, or acquire all or substantially all of the business or assets of any other person or entity;

    (x) except as contemplated in the Disclosure Schedule, enter into or amend any employment, consulting, severance or similar agreement with any person or amend the engagement letter with NMS;

    (xi) change its accounting policies in any material respect, except as required by generally accepted accounting principles;

    (xii) except as described in the Disclosure Schedule, enter into any material contract, agreement or commitment (other than purchase agreements for food and beverages and restaurant supplies entered into in the ordinary course of business) not otherwise permitted in the Merger Agreement, including, without limitation, any contract, agreement or commitment involving expenditures by the Company or any of its subsidiaries in excess of $50,000 or which is not terminable by the Company upon giving thirty
  (30) days or less prior written notice; or

    (xiii) commit or agree to take any of the foregoing actions.

  The Company, Parent and Purchaser shall not take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions of the Offer set forth above under "Certain Conditions of the Offer" or of the Merger set forth above under "Conditions to the Merger" not being satisfied.

  Stock Options. Pursuant to the Merger Agreement, as of the Effective Time, each Company Stock Option issued under the Company Stock Option Plans shall terminate and be canceled and each holder of a Company Stock Option shall be entitled to receive, in consideration therefor, a cash payment from the Company (which payment shall be made as soon as practicable after the Effective Time) equal to the product of (a) the excess, if any, of (x) the price per Share offered pursuant to the Offer over (y) the per Share exercise price of such Company Stock Option, times (b) the number of Eligible Shares (as defined below) subject to such Company Stock Option. Such cash payment shall be net of any required withholding taxes. The term "Eligible Shares" shall mean, (i) with respect to any Company Stock Option granted under the 1987 Plan, the number of Shares subject to such option as to which such option shall then be vested and exercisable as of the Effective Date, and (ii) with respect to any Company Stock Option granted under the TARSOP, the Director Plan or the 1997 Plan, the aggregate number of Shares that shall then be subject to such option. The Company's obligation to make any such cash payment
(1) shall be subject to the obtaining of any necessary consents of optionees to the cancellation of such Company Stock Options, in form and substance satisfactory to Parent, and (2) shall not require any action which violates any of the Company Stock Option Plans. As of the Effective Time, each of the Company Stock Option Plans and the Company's 1992 Employee Stock Purchase Plan (the "ESPP") shall terminate and be of no further force or effect, and the Company shall take such action as shall be necessary to ensure, to Parent's reasonable satisfaction, that no holder of a Company Stock Option or participant in the ESPP will have any right to acquire any interest under the Company Stock Option Plans or the ESPP in the Surviving Corporation.

  Indemnification. From and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless each person who is now, at any time has been or who becomes prior to the Effective Time a "Director/officer" of the Company (as defined in Article 7 of the Company's Restated By-laws ("Article 7")), and their heirs and personal representatives (the "Indemnified Parties"), against any and all "Expenses" (as defined in Article 7) incurred in connection with any "Proceeding" (as defined in Article
7) arising out of or pertaining to any action or omission occurring prior to the Effective Time (including, without limitation, any Proceeding which arises out of or relates to the transactions contemplated by the Merger Agreement), to the full extent permitted under Massachusetts law and the Surviving Corporation's Restated By-laws in effect as of the Effective Date or under any indemnification agreement in effect as of the date of the Merger Agreement.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the Company (which will not survive consummation of the Effective Time) relating to, among other things,
(i) the Company's and its subsidiaries' due organization, power, standing and similar corporate matters; (ii) the Company's and its subsidiaries' capital structure; (iii) authorization, execution, delivery and enforceability of the Merger Agreement and related matters; (iv) governmental authorizations required in connection with the transactions contemplated by the Merger Agreement; (v) documents filed by the Company with the Commission and the accuracy of information contained therein; (vi) preparation of financial statements in accordance with generally accepted accounting principles applied on a consistent basis; (vii) absence of certain adverse changes or events;
(viii) compliance with applicable laws; (ix) litigation pending or threatened against the Company or any of its subsidiaries; (x) accuracy of information supplied by the Company for use in documents relating to the Offer and the Merger; (x) brokers' and financial advisors' fees; and (xi) tax and employee benefits matters.

  Additional Agreements. The Merger Agreement provides that, subject to the conditions and other agreements set forth in the Merger Agreement, each of Parent, Purchaser and the Company will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement. Each of the Company and Parent has agreed in the Merger Agreement to make as promptly as practicable all filings required to be made with, and seek all consents, approvals, permits and authorizations required to be obtained from, any third parties or Governmental Entities in connection with the Merger Agreement, including any filing necessary under the HSR Act and any Liquor License Consent or Landlord Consent.

  Amendments; Waivers. The Merger Agreement provides that, subject to the applicable provisions of the MBCL and certain provisions of the Merger Agreement, any provision of the Merger Agreement may be amended or waived prior to the Effective Time if such amendment or waiver is in writing and signed, in the case of any amendment, by the Company, Parent and Purchaser, or in the case of a waiver, by the party against whom the waiver is to be effective.

 Tender and Voting Agreement.

  Simultaneously with the execution of the Merger Agreement, Joseph Crugnale entered into a Tender and Voting Agreement with Parent and Purchaser (the "Tender and Voting Agreement"). The following is a summary of the material terms of the Tender and Voting Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which is filed herewith as EXHIBIT 5.

  Pursuant to the Tender and Voting Agreement, Mr. Crugnale agreed: (i) to tender pursuant to the Offer all of the Owned Shares (as defined below) (which definition includes all Shares acquired by Mr. Crugnale after May 13, 1998), no later than three (3) days prior to the initial expiration of the Offer;
(ii) to vote the Owned Shares in favor of the adoption of the Merger Agreement and the approval of the Merger, and against any action or agreement that would adversely affect the Company's performance under the Merger Agreement or tend to impair the consummation of the transactions contemplated therein; (iii) to appoint Parent as Mr. Crugnale's proxy to vote the Owned Shares in connection with the Merger Agreement and the Merger, to take effect immediately upon Mr. Crugnale's breach of his voting covenants; (iv) not to enter into any contract or understanding to convey any interest in or to the Owned Shares, or grant any proxy with respect to the Owned Shares, or deposit the Owned Shares into any voting trust, or subject the Owned Shares to any voting agreement, except that Mr. Crugnale may transfer any or all of the Owned Shares to a "Permitted Transferee" (as defined in the Tender and Voting Agreement), if such Permitted Transferee agrees to be bound by the terms of the Tender and Voting Agreement; and (v) not to solicit or initiate any Acquisition Proposal or other offer from any person or, except in his capacity as a director or officer of the Company to the extent permitted by the Merger

Agreement (as described above under "Other Offers"), engage in discussions or negotiations relating thereto (all of which shall collectively be referred to herein as "Crugnale's Restrictions"). On May 13, 1998, Mr. Crugnale was the beneficial owner of an aggregate of 2,174,772 Shares (the "Owned Shares"), constituting approximately 24.4% of the Shares outstanding on a fully diluted basis.

  The Tender and Voting Agreement, and Mr. Crugnale's obligations thereunder, terminate upon the earlier of (i) the consummation of the Merger; (ii) the termination of the Offer without any Shares having been purchased pursuant thereto; (iii) the termination of the Merger Agreement in accordance with its terms, except that Crugnale's Restrictions shall survive for a period of six
(6) months after such termination, if (A) at the time of such termination of the Merger Agreement there is pending an unsolicited bona fide Acquisition Proposal by a third party that has been publicly announced and (B) such termination was not effected by the Company due to the breach of the Merger Agreement by Parent or Purchaser, or terminated by Parent and/or Purchaser due to the failure to satisfy the Financing Condition (the "Extension Conditions"); and (iv) unless the Extension Conditions are satisfied, July 31, 1998. In addition, the Tender and Voting Agreement provides that, notwithstanding the provisions of the Merger Agreement regarding Acquisition Proposals, if Parent or Purchaser proposes to the Company (or its Board of Directors or any committee thereof), or publicly proposes, that (i) the Offer Price be reduced, (ii) the date in the Merger Agreement, after which either the Company or Parent may terminate such Agreement, be extended beyond July 31, 1998, or (iii) the Minimum Condition be increased, the Tender and Voting Agreement shall be terminated. The termination of the Tender and Voting Agreement under any circumstances is deemed to constitute an effective withdrawal by Mr. Crugnale of any Owned Shares he may tender, without the obligation of satisfying the otherwise applicable procedural requirements for causing a withdrawal.

  The Tender and Voting Agreement contains representations and warranties of Mr. Crugnale regarding his unencumbered title to the Owned Shares and his authority and capacity to enter into and be bound by, and perform in accordance with, the terms of the Tender and Voting Agreement.

 Litigation Settlement Agreement.

  After the announcement of the Ten Ideas Merger (as defined below) the following three (3) purported class action lawsuits were filed in February 1998 in Massachusetts Superior Court against the Company and its Board of Directors in connection with the Ten Ideas Merger (the "Stockholder Actions"):
(i) Marietta Brewster, v. Joseph Crugnale, et al., Civil Action No. 98-793;
(ii) Sandra Weiss, on behalf of herself and all others similarly situated v. Bertucci's Inc., et al., Civil Action No. 98-811; and (iii) Keith Jamison, on behalf of himself and all others similarly situated v. Joseph Crugnale, et al., Civil Action No. 98-877. The plaintiffs claim that the Ten Ideas Merger is, or consummation thereof will be, wrongful, unfair and in breach of the individual defendants' fiduciary duties. The plaintiffs alleged that the price per Share in the Ten Ideas Merger is grossly inadequate, that consummation of the Ten Ideas Merger would be without an auction of the Company or other market check, and that the defendants possessed non-public information concerning the condition and prospects of the Company. The plaintiffs in the Stockholder Actions seek preliminary and permanent injunctive relief against the Ten Ideas Merger, unspecified monetary damages and other relief. To date, the plaintiffs have not filed a motion for a preliminary injunction or other preliminary relief.

  The Company, Ten Ideas (as defined above under "Actual and Potential Conflict of Interest--Payment of Termination Fee"), Ten Ideas Acquisition Corp., a Massachusetts corporation and subsidiary of Ten Ideas ("Acquisition Corp."), Parent, Purchaser and Joseph Crugnale entered into a Litigation Settlement Agreement dated as of May 13, 1998 (the "Litigation Settlement Agreement"). The Litigation Settlement Agreement contains an agreement among the Company, Parent and Purchaser that Ten Ideas, Inc., Ten Ideas Acquisition Corp. and Mr. Crugnale may continue to participate in the defense or settlement of each of the Stockholder Actions (and any consolidation thereof) in accordance with the provisions of Section 6.6 of the Merger Agreement and the Company's By-laws. The Litigation Settlement Agreement also confirms the payment by the Company to Ten Ideas of a termination fee of $1,500,000 and up to $750,000 of documented expenses pursuant to the Ten Ideas Merger Agreement (as defined below), and provides that the Company, Parent and Purchaser shall not (i) contest the propriety of, or the obligation to, make such payments or
(ii) seek to recover any or all of such termination fee.

  The foregoing summary of certain provisions of the Litigation Settlement Agreement is qualified in its entirety by reference to the Litigation Settlement Agreement, which is incorporated herein by reference, and a copy of which has been filed herewith as EXHIBIT 6.

 Confidentiality Agreement.

  In connection with negotiations relating to the Offer and as a condition to the Company providing any non-public information to Parent, the Company and Parent entered into the Confidentiality Agreement, which provides generally that Parent and its representatives will keep confidential any non-public information furnished to them by the Company. The Confidentiality Agreement also contains "standstill" provisions which prohibit Parent from: (i) acquiring or agreeing to acquire in any manner any securities or property of the Company, except pursuant to a cash tender offer for all of the issued and outstanding Shares, at a price not less than $10.50 per Share (a "Qualified Tender Offer"), or commencing a tender or exchange offer for any securities of the Company that is not a Qualified Tender Offer, for a period of two (2) years from the date of the Confidentiality Agreement; (ii) soliciting or hiring as an employee any officer of the Company or any of its subsidiaries, or any other employee of the Company with whom Parent came in contact in connection with the consideration of a transaction with the Company, for a period of two (2) years from the date of the Confidentiality Agreement; or
(iii) soliciting any area or regional manager that comes to the attention of Parent as a result of Parent's consideration of a transaction with the Company, who has not been in contact with Parent, for a period of one year from the date of the Confidentiality Agreement.

  The foregoing summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference, and a copy of which is filed herewith as EXHIBIT 7.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

  The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company. The Board of Directors recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

  (B) BACKGROUND; REASONS FOR THE RECOMMENDATION.

 Reasons for the Transaction; Factors Considered by the Board.

  The Company completed its initial public offering of Shares in June, 1991 at an offering price (adjusted for a stock split in March 1992) of $8.67 per share. As the Company expanded during its early years of operation as a public company, the market price of the Shares generally appreciated in value. However, as the Company expanded into locations increasingly remote from its original base in the metropolitan Boston area and competition within the restaurant industry intensified, a number of the newly-opened restaurants failed to perform up to expectations, and the financial performance of the Company declined. Commencing in 1994, results of operations of the Company consistently fell short of securities analysts' expectations, resulting in a steady decline in the trading price of the Shares. The Company recorded a charge of $5.3 million for fiscal 1995 in connection with three locations which closed in February 1996. The market price of the Shares fell below $10.00 in January 1995 and never attained that level again until April 3, 1998. The Shares traded within a range of $4.25 to $7.25 during fiscal year 1996 and from $5.00 to $7.063 during fiscal 1997. The last reported sales price for the Shares prior to the announcement of the Ten Ideas Merger was $6.00 per Share.

  Throughout this period, the Company's Board of Directors discussed its concern over the Company's operating results and the concomitant decline in the trading price of the Shares. At the initiation of the Board of Directors several changes in management were made, without any discernable effect on the results of operations.

During 1995, the Board of Directors engaged an investment banking firm to consider various strategic alternatives for the Company, including a potential sale of the Company. However, the investment banking firm was not able to present to the Board of Directors a transaction which the Board of Directors felt would be in the best interest of the Company's stockholders.

  By November of 1997, the Board of Directors had grown increasingly concerned about the future prospects of the Company. At the invitation of the Board of Directors, representatives of NMS addressed the Board of Directors and discussed conditions prevailing within the restaurant industry generally, as well as the challenges facing the Company. After considering the presentation made by the representatives of NMS, the Board of Directors convened a special meeting on December 4, 1997 at which the representatives of NMS were invited to make a full presentation to the Board of Directors as to the strategic alternatives available to the Company. At the December 4, 1997 meeting, the representatives of NMS again reviewed with the Board of Directors the conditions prevailing in the restaurant industry generally, as well as the strengths and weaknesses of the Company. The representatives of NMS then discussed with the Company the full range of strategic alternatives available to the Company, including an acquisition by the Company of another restaurant entity or concept, the extension by the Company of its brand equity through other means, a sale of the Company to a strategic or financial buyer, which could include participation by management, the payment by the Company of a cash dividend or the repurchase by the Company of a portion of its shares, and the continuation by the Company of its current operations without pursuit of a strategic transaction. After reviewing the presentation by the representatives of NMS, and taking into account the continuing challenges facing the Company, the Board of Directors determined that it was in the best interest of the stockholders of the Company to consider a sale of the Company. Mr. Crugnale indicated that if the Company were to be sold, he would likely have an interest in structuring, or participating in, a purchase of the Company. Accordingly, a special committee of independent non-employee directors (the "Special Committee"), consisting of E. Bulkeley Griswold, Robert L. Lestina, Jr. and Allan J. Steinmetz, was formed to consider potential strategic alternatives. Mr. Crugnale was advised to engage separate counsel to assist him in considering whether to prepare an offer to acquire the Company. Mr. Crugnale did not participate in any of the meetings of the Special Committee.

  At the request of the Special Committee, NMS began a review of publicly and privately available information concerning the Company, as well as a review of publicly available information concerning certain other restaurant companies and recent business combinations in the restaurant industry. NMS was also directed to approach selected potential strategic acquirors in the restaurant industry and potential financial acquirors to determine whether they had an interest in acquiring the Company and, if so, at what price. The Special Committee determined that it was not in the best interest of the stockholders of the Company to conduct a public auction for the Company, because they concluded that such a process would likely result in the loss of a significant number of the Company's managers, and would be extremely disruptive to the operations of the Company's restaurants. During the months of December and January, representatives of NMS approached a number of potential strategic and financial acquirors (which did not include the Parent), and reported the results of these conversations to representatives of the Special Committee. The representatives of NMS reported that given the Company's disappointing results of operations, it was not viewed as a potential growth concept by the strategic acquirors, and therefore was not an attractive acquisition candidate. The representatives of NMS reported that several of the financial acquirors and investors whom they approached expressed an interest in investing in or acquiring the Company, but only at a relatively modest premium to the trading value of the Company's shares, and only if management of the Company were prepared to participate in such a transaction.

  On February 3, 1998, Ten Ideas submitted a written proposal to the Special Committee to acquire the outstanding publicly-held Shares at a price of $7.50 per Share, to be effected through a cash merger of Acquisition Corp. with and into the Company. Such a merger would be subject, pursuant to Massachusetts law, to the approval of two-thirds in interest of the holders of the Shares. The Special Committee, together with NMS and the Company's legal counsel, considered the proposal and informed Mr. Crugnale that it believed that the price offered was inadequate. On February 7, 1998, Mr. Crugnale's legal and financial advisors informed representatives of the Special Committee that they were prepared to increase their offer to $7.75 per Share, and that such offer would be accompanied by firm financing commitments, subject to only usual and customary conditions. The Special Committee convened a meeting on February 8, 1998 with its financial and legal advisors to review at length the strategic alternatives available to the Company, and concluded that it would recommend acceptance of an offer from Ten Ideas but only at a price of $8.00 per Share, if appropriate terms of a merger agreement could be negotiated. The position of the Special Committee was communicated to the financial and legal advisors of Ten Ideas, and following further negotiations, Ten Ideas agreed to increase its offer to $8.00 per Share and agreed to obtain firm written financing commitments.

  On February 9, 1998, counsel for Ten Ideas presented to counsel for the Company a proposed form of merger agreement to be entered into among the Company, Ten Ideas and Acquisition Corp. (the "Ten Ideas Merger Agreement"), who distributed it among the members of the Special Committee and discussed it with them. The parties negotiated the terms of the proposed Ten Ideas Merger Agreement throughout the week of February 9, 1998. On the evening of February 12, 1998, the Special Committee met with its financial and legal advisors to consider the proposed transaction. At this meeting, the Special Committee also reviewed the recent results of operations from the Company, and discussed the likely effect of the disappointing results for the fourth quarter of fiscal 1997 on the trading value of the Shares, received a financial presentation from NMS regarding the Ten Ideas Merger Agreement and the then current market conditions as well an oral opinion regarding the fairness from a financial point of view as of such date of the proposed consideration to be received by the stockholders of the Company pursuant to the Ten Ideas Merger Agreement and received a summary from its legal counsel of the terms and conditions of the Ten Ideas Merger Agreement. Following its discussion, the Special Committee resolved to recommend to the Board of Directors that the offer of Ten Ideas at $8.00 per Share be accepted.

  The Board then invited Mr. Crugnale to join the meeting and discussed further with him his proposed financing arrangements and his plans for the Company and its employees following the proposed Ten Ideas Merger. Thereafter, by unanimous vote of all of the directors, the Board determined the Ten Ideas Merger to be fair and in the bests interests of the Company and its stockholders, approved the Ten Ideas Merger Agreement and the transactions contemplated thereby, including the Ten Ideas Merger, and recommended that the stockholders vote in favor of approval and adoption of the Ten Ideas Merger Agreement and the transactions contemplated thereby, subject to the execution and delivery of the final form of the Ten Ideas Merger Agreement and the delivery by Acquisition Corp. of written commitments for the necessary financing to consummate the transaction. On February 13, 1998, Acquisition Corp. received from its prospective financing sources executed commitment letters for financing to consummate the Ten Ideas Merger, and Ten Ideas and Acquisition Corp. delivered to the Company's counsel an executed counterpart of the Ten Ideas Merger Agreement and written financing commitments.

  Subsequent to the execution of the Ten Ideas Merger Agreement, the Company, Ten Ideas and Acquisition Corp. prepared a preliminary proxy statement and
Section 13(e)(3) Transaction Statement, which was filed with the Commission on March 19, 1998.

  In late March 1998, Dennis Pedra, the President and Chief Executive Officer of Parent, telephoned Mr. Crugnale to arrange a meeting with Mr. Crugnale and Mr. Benjamin Jacobson, the Chairman of the Board of Parent and the Managing General Partner of Jacobson Partners. On March 30, 1998, Messrs. Pedra and Jacobson met at the Company's offices with Mr. Crugnale and his legal counsel and two other officers of the Company. At such meeting, Mr. Jacobson advised Mr. Crugnale that Parent intended to propose the acquisition of the Company in a merger transaction pursuant to which holders of Shares would receive $10.50 per Share in cash. Mr. Crugnale advised that if Parent desired to proceed with such proposal, it should submit it in writing to counsel for the Special Committee.

  On March 31, 1998, Parent submitted its proposal to counsel for the Special Committee by a letter addressed to the Board of Directors of the Company proposing that the Company and Parent enter into a merger agreement pursuant to which each stockholder of the Company would receive $10.50 net in cash for each Share outstanding and otherwise containing terms and conditions substantially the same as those contained in the Ten Ideas Merger

Agreement without imposing any additional material obligations on the Company. In its letter, Parent noted that it had obtained a letter from a leading investment banking firm (a copy of which was enclosed with Parent's letter) to the effect that such firm was highly confident of arranging debt financing of at least $90 million which, together with equity capital committed by stockholders of Parent and an investment partnership managed by Jacobson Partners, would be sufficient to consummate the transaction. In its letter, Parent noted that its $10.50 per Share offer represented a premium of 31.3% over the Ten Ideas' offer of $8.00 per Share and a 75.0% premium over the last reported sale price of $6.00 per Share on February 13, 1998, the last trading date before public announcement of the execution of the Ten Ideas Merger Agreement.

  Promptly thereafter, the Company notified Ten Ideas in writing, pursuant to the terms of the Ten Ideas Merger Agreement that it would be exercising its fiduciary right under the Ten Ideas Merger Agreement to enter into discussions with Parent.

  On Friday, April 3, 1998, a telephone conference call was held in which Mr. Jacobson, Mr. Pedra, counsel for Parent, a representative of NMS and counsel for the Special Committee participated. The representatives of the Special Committee advised that the Special Committee had reviewed Parent's proposal and was appreciative of the $10.50 per Share price offered, but was concerned with the lack of certainty regarding Parent's financing arrangements and the time that might be required to conclude the proposed Merger. In particular, the Special Committee was concerned with the fact that the "highly confident" letter was not a commitment and was also subject to numerous conditions, including a satisfactory due diligence review of the Company and completion of the investment banking firm's due diligence investigation of Parent. Parent's representatives explained that the due diligence could be accomplished within a short time frame of no more than two weeks after access to the Company's books and records and executive personnel was made available. After further discussion, counsel for the Special Committee said that the Company would facilitate accelerated due diligence by Parent and its financing source, subject to negotiation of a satisfactory confidentiality agreement, and requested that Parent's counsel prepare and submit a draft of a proposed merger agreement between Parent and the Company.

  On Friday, April 3, 1998, prior to the telephone conference call described in the preceding paragraph, Parent issued a press release announcing that it had submitted to the Company's Board of Directors its merger proposal at a cash purchase price of $10.50 per Share for each Share other than the approximately 4.8% of the outstanding Shares owned by Parent and that it had obtained a letter from a leading investment banking firm to the effect that such firm was highly confident of arranging debt financing of at least $90 million for the transaction which, when combined with equity capital committed by stockholders of Parent and an investor group led by Jacobson Partners, would be sufficient to consummate the transaction. The press release stated that Parent was awaiting a response to its proposal from the Special Committee. Later that day, the Company issued a press release confirming its receipt of the proposal from Parent and noting that the letter from the investment banking firm was conditional upon, among other things: (i) the absence of material change in the business, financial condition and prospects of Parent or the Company; (ii) satisfactory completion of due diligence investigation of the Company and Parent; and (iii) satisfactory market conditions for new issuances of high-yield debt securities and in the securities market in general. The Company's release further stated that the Company was evaluating Parent's proposal and was not in a position to comment further until that process was complete.

  On Wednesday, April 8, 1998, Parent entered into a Confidentiality Agreement, dated as of April 6, 1998 (the "Confidentiality Agreement"), with the Company. The Confidentiality Agreement included standstill provisions which are described below (See "Confidentiality Agreement").

  On Thursday, April 9, 1998, counsel for Parent submitted a draft of the Merger Agreement to counsel for the Special Committee embodying the terms of Parent's proposal.

  Between April 8, 1998 and April 22, 1998, Parent, its counsel, the investment banking firm that issued the "highly confident" letter and its counsel, conducted a due diligence investigation of the Company, including a review of certain of the Company's significant contracts and leases and site visits at the Company's principal executive offices.

  On Thursday, April 23, 1998, in advance of a meeting of the Special Committee scheduled to be held the next day, Parent submitted to NMS and counsel for the Special Committee a copy of a revised "highly confident" letter from the investment banking firm that eliminated the due diligence condition that the Special Committee had found objectionable. Parent also advised that it had received signed subscription agreements for the purchase of an aggregate of $40 million of shares of capital stock of Parent, of which $21.5 million was from existing stockholders of Parent and $18.5 million was from JP Acquisition Fund II, L.P., a private investment fund managed by an affiliate of Jacobson Partners. Copies of such subscription agreements were thereafter furnished to counsel for the Special Committee.

  On Monday, April 27, 1998, counsel for the Special Committee advised counsel for Parent that, at its meeting on April 24th, the Special Committee had reviewed the above-described financing documents that had been submitted by Parent, but had taken no action on Parent's proposal in view of the Special Committee's continued concern as to the lack of certainty of Parent's ability to complete the proposed merger due to the facts that (i) its proposed debt financing was not committed and (ii) under Massachusetts law where the Company is incorporated, a favorable vote of holders of two-thirds of the outstanding Shares would be required to approve the proposed merger and the Special Committee did not know if Mr. Crugnale, who held approximately 24.4% of the outstanding Shares, would vote in favor of the proposed merger. Counsel for the Special Committee said that the Special Committee was encouraging Parent to discuss with Mr. Crugnale his willingness to vote for and otherwise support the proposed merger, or, if such support could not be assured, that Parent either (i) make a good faith deposit in the amount of $2.25 million (the sum of the $1.5 million termination fee and the $750,000 maximum expense reimbursement obligation which would become payable to Ten Ideas, Inc. if the Company entered into a merger agreement with Parent), which deposit would be forfeited if Parent failed to satisfy the Financing Condition or (ii) obtain committed bridge financing for the Merger.

  On Tuesday, April 28, 1998, counsel for Parent advised counsel for the Special Committee that Parent was unwilling to make such good faith deposit or incur the cost of obtaining committed bridge financing unless Mr. Crugnale agreed to support the Merger and suggested that the Special Committee should either obtain Mr. Crugnale's support or approve and recommend proceeding with the Merger without such support. In the course of this conversation, counsel for the Special Committee suggested that Parent modify the transaction to provide for a first-step cash tender offer to all stockholders of the Company at the $10.50 per Share price to be followed by a second-step merger transaction at the same price.

  On Wednesday, April 29, 1998, counsel for the Special Committee advised counsel for Parent that the Special Committee desired to resolve the matter promptly and had scheduled a meeting for Tuesday, May 5, 1998 and intended to reach a conclusion and make a final recommendation with respect to Parent's proposal at that meeting.

  Thereafter, a representative of NMS arranged for a meeting on Friday, May 1, 1998, in Boston among Mr. Jacobson, Mr. Crugnale and the representative of NMS to discuss Mr. Crugnale's support for Parent's proposal. At that meeting, Mr. Jacobson and Mr. Crugnale reached an understanding that Mr. Crugnale would support Parent's proposal if (i) the transaction was modified to provide for a first-step cash tender offer to all stockholders of the Company for all of the outstanding Shares at the $10.50 per Share price, to be followed by a second-step merger transaction at the same price and (ii) Parent arranged for committed bridge financing to be available if the private placement of the Senior Notes pursuant to Rule 144A could not be completed by the expiration of the tender offer. Mr. Jacobson also agreed that Parent would acknowledge the payment by the Company of the termination fee and expense reimbursement obligations of the Company in the amounts provided for in the Ten Ideas Merger Agreement and agree not to challenge such payment. Mr. Crugnale's support of the modified proposal would include his entering into an agreement with Parent to tender all of the Shares beneficially owned by him in the tender offer and agree to vote his shares, if necessary, in favor of the second-step merger and his support of the transaction with the Company's management and his assistance in facilitating a smooth transition.

  The Board of Directors also considered whether it was appropriate to approve severance agreements for certain members of management. After careful consideration, the Board of Directors determined that it was in the best interest of the stockholders to ensure that senior management be given appropriate assurances that they would receive severance benefits in the event that their employments were terminated following an acquisition by Parent. Accordingly, the Board of Directors authorized the execution of the Change of Control Severance Agreements with twenty-eight (28) members of senior and middle management of the Company (not including Mr. Crugnale) pursuant to which these individuals will be entitled to receive severance benefits consisting of a lump sum payment of six (6) months salary, together with six (6) months medical benefits, in the event that their employment were to be terminated, or if their job responsibilities or salaries were diminished, or they were forced to relocate, within six (6) months following an acquisition of the Company by a third party. The Board of Directors also authorized an agreement with Mr. Crugnale pursuant to which he would be entitled to twelve (12) months of insurance coverage and the continuation of his current automobile lease through August 1999 in the event of an acquisition of the Company by Parent.

  On Monday, May 4, 1998, counsel for Parent submitted a revised draft of the Merger Agreement providing for the first-step tender offer and a draft of the Tender and Voting Agreement to counsel for the Special Committee and counsel for Mr. Crugnale. On Wednesday, May 6, 1998, representatives of Parent and its counsel met in Boston with a representative of NMS, counsel for the Special Committee, Mr. Crugnale and his counsel, to negotiate the terms of the Merger Agreement and the Tender and Voting Agreement. At such meeting, Parent also agreed that if the transaction was consummated, it would not cause the Company to settle the pending Stockholder Actions (as described above under "The Merger Agreement--Litigation Settlement Agreement") unless, as part of the settlement, the Company obtained from the plaintiffs therein an unconditional release in favor of Mr. Crugnale, Ten Ideas and Acquisition Corp.

  Thereafter, between May 7 and May 13, 1998, the parties continued to negotiate the terms of the Merger Agreement, the Tender and Voting Agreement and the Litigation Settlement Agreement and Parent negotiated and obtained a commitment letter from The Chase Manhattan Bank and BankBoston, N.A. (the "Commitment Letter"), a copy of which was provided to the members of the Special Committee. Throughout the period from March 31, 1998, when the offer was first received from Parent, through May 13, 1998, the Special Committee convened a number of telephonic meetings at which they received reports from their legal and financial representatives as to the progress of negotiations with the Parent. At a meeting of the Special Committee on May 11, 1998, counsel for the Special Committee gave a full report as to the status of negotiations, and NMS provided the Special Committee with its preliminary analysis as of that date of the financial fairness of the consideration offered by Parent. On May 13, 1998, the full Board of Directors of the Company met to discuss the status of the offer from the Parent and the related financing commitments. The Directors discussed at length the changes which had been made to the Offer and the Commitment Letter. NMS also delivered to the Special Committee the Fairness Opinion (later confirmed in writing) that subject to certain important qualifications and subject to certain assumptions made, matters considered, areas of reliance on others and limitations on the review undertaken (that are set forth in the written opinion), the consideration in connection with the Offer and Merger offered by Parent was fair from a financial point of view, as of that date, to the stockholders of the Company (see "Opinion of Financial Advisor"). The Special Committee then recommended to the full Board of Directors that the Ten Ideas Merger Agreement be terminated, and that the Company enter into the Merger Agreement with Parent on the terms which had been negotiated. Following receipt of such recommendation, the Board of Directors, with Mr. Crugnale abstaining, voted to terminate the Ten Ideas Merger Agreement, and authorized payment to Ten Ideas of the termination fee and reimbursement of expenses which the Company was obligated to pay under the Ten Ideas Merger Agreement. At approximately 4:45 p.m., the full Board of Directors, including Mr. Crugnale, voted to authorize the execution and delivery of the Merger Agreement. Later that evening, the Merger Agreement, the Tender and Voting Agreement and the Litigation Settlement Agreement were finalized and executed by the respective parties thereto. On Thursday, May 14, 1998, prior to the commencement of trading on the Nasdaq National Market, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the principal terms and conditions thereof.

  On May 20, 1998, Purchaser commenced the Offer.

Recommendation of Board of Directors.

  The Board of Directors, by unanimous vote of all of the directors, has approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interest of, the stockholders of the Company. The Board of Directors recommends that all stockholders tender their Shares in response to the Offer and vote their Shares in favor of the Merger.

  In approving the Merger Agreement and the transactions contemplated thereunder, and recommending that all stockholders tender their Shares in response to the Offer and vote their Shares in favor of the Merger Agreement, the Board of Directors considered the following material factors:

    (i) The terms of the Merger Agreement and the fact that they were the product of arms'-length negotiations among the parties;

    (ii) The trading price of Shares since its initial public offering, including recent trends;

    (iii) The premium of the Offer as compared to the offer made by Ten
  Ideas;

    (iv) The Company's projected financial performance, competitive position and current trends in the restaurant industry;

    (v) The results of the process undertaken by NMS to identify and solicit indications of interest from selected potential purchasers with respect to the purchase of the Company prior to entering into the Ten Ideas Merger Agreement;

    (vi) The oral opinion of NMS delivered to the Board at the May 13, 1998 meeting (which was subsequently confirmed in writing) (the "Fairness Opinion"), more fully described below.

    (vii) The fact that the terms of the Merger Agreement allow the Board of Directors, if required by the Board's fiduciary duties, to withdraw its recommendation of the Merger to accept an acquisition proposal which is more favorable to the stockholders upon payment of a reasonable breakup fee and reimbursement of expenses;

    (viii) The fact that an affirmative vote of two-thirds of the outstanding Shares of the Company is required to approve and adopt the Merger Agreement and the fact that Joseph Crugnale had agreed to tender all of his Shares in response to the Offer;

    (ix) The fact that the Offer made by Parent and Purchaser was for cash and was accompanied by financing commitments, subject to customary and usual conditions; and

    (x) The availability of dissenters' rights of appraisal in the Merger.

  The Board of Directors did not assign relative weight to the above factors or determine that any factor was of particular importance. Rather, the Board of Directors view this position and its recommendations as being based on the totality of the information presented to it and considered by it.

  Opinion of Financial Advisor. The Board of Directors of the Company retained NMS to act as its financial advisor and to render an opinion to the Special Committee of the Board of Directors of the Company as to the fairness of the Merger Consideration, from a financial point of view, to be received by the stockholders of the Company. On May 13, 1998, NMS delivered the Fairness Opinion to the Special Committee of the Board of Directors of the Company, which was later confirmed in writing, to the effect that, as of such date, the consideration to be received by the Company stockholders in the Offer and the Merger was fair, from a financial point of view, to the stockholders of the Company. The Fairness Opinion contains certain important qualifications and a description of assumptions made, matters considered, areas of reliance on others and limitations on the review undertaken by NMS, and is incorporated herein in its entirety. THE FAIRNESS OPINION, WHICH IS LIMITED TO AN ASSESSMENT, AS OF ITS DATE, OF THE FAIRNESS OF THE PROPOSED CONSIDERATION FROM A FINANCIAL POINT OF VIEW, IS ADDRESSED SOLELY TO THE SPECIAL COMMITTEE FOR ITS USE IN CONNECTION WITH ITS REVIEW AND APPROVAL OF THE MERGER AGREEMENT, AND DOES NOT CONSTITUTE A RECOMMENDATION AS TO HOW ANY HOLDER OF SHARES SHOULD VOTE WITH RESPECT TO THE MERGER, OR WHETHER OR NOT ANY HOLDER OF SHARES SHOULD TENDER SUCH SHARES IN THE OFFER.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  For its services in connection with the Offer, the Company shall pay NMS a total transaction fee of approximately $1.4 million (the "Transaction Fee"). Of the Transaction Fee, $250,000 became payable upon delivery of the Fairness Opinion on May 13, 1998 (the "Opinion Fee") and approximately $1.1 million becomes payable upon consummation of the Merger (the "Consummation Fee"). Payment of the Consummation Fee is contingent upon the consummation of the Merger, and the Special Committee was aware of this fee structure and took it into account in considering the Fairness Opinion. The Company also has agreed to reimburse NMS for its out-of-pocket expenses, including the fees and expenses of legal counsel and other advisors, and to indemnify NMS and certain related persons or entities against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. In the ordinary course of its business, NMS and its affiliates may actively trade the debt and equity securities of the Company and Parent for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past sixty
(60) days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Parent pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

  (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth herein, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Information Statement attached hereto as Annex I is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the possible designation by Parent and Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

 Exhibit  1 Agreement and Plan of Merger, dated as of May 13, 1998, by and among Bertucci's, Inc., NE Restaurant Company, Inc. and NERC
            Acquisition Corp.
 Exhibit  2 Form of Change of Control Severance Agreement.
 Exhibit  3 Continuation Benefits Agreement, dated as of May 13, 1998, by and between Bertucci's, Inc. and Joseph Crugnale.
 Exhibit  4 Chapter 156B, Sections 85 to 98, Massachusetts Business Corporation
            Law.
 Exhibit  5 Tender and Voting Agreement, dated as of May 13, 1998, by and among
            Bertucci's, Inc., NE Restaurant Company, Inc. and NERC Acquisition
            Corp. and the stockholders named therein.
 Exhibit  6 Litigation Settlement Agreement, dated as of May 13, 1998, by and among Bertucci's, Inc., Ten Ideas, Inc., Ten Ideas Acquisition
            Corp., NE Restaurant Company, Inc. and NERC Acquisition Corp.
 Exhibit  7 Confidentiality Agreement, dated as of April 6, 1998, by and between Bertucci's, Inc. and NE Restaurant Company, Inc.
 Exhibit  8 Opinion of NationsBanc Montgomery Securities, LLC*
 Exhibit  9 Press Release issued by Bertucci's, Inc. and NE Restaurant Company,
            Inc., dated May 14, 1998.
 Exhibit 10 Letter to Stockholders of Bertucci's, Inc.*

--------
* Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Bertucci's, Inc.

                                             /s/ Joseph Crugnale
                                          By: _________________________________
                                            Joseph CrugnalePresident

Dated: May 20, 1998

                                                                        ANNEX I

                               BERTUCCI'S, INC.
                                14 AUDUBON ROAD
                        WAKEFIELD, MASSACHUSETTS 01880

                               ----------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about May 20, 1998, as part of the Solicitation/ Recommendation Statement on Schedule14D-9 (the "Schedule 14D-9") to holders of the Shares. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule14D-9. You are receiving this Information Statement in connection with the possible election of persons (the "Parent Designees") designated by NE Restaurant Company, Inc. (the "Parent") to a majority of the seats on the Board of Directors of the Company.

  Pursuant to the Merger Agreement, on May 20, 1998, NERC Acquisition Corp. is to commence the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, June 17, 1998, unless otherwise extended.

  The information contained in this Information Statement (including information incorporated by reference) concerning Parent and NERC Acquisition Corp. (a wholly-owned subsidiary of Parent) and the Parent Designees has been furnished to the Company by Parent and NERC Acquisition Corp., and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

  The common stock, $.005 par value per share ("the "Shares"), is the only class of voting securities of the Company outstanding. Each Share has one (1) vote. As of May 13, 1998, there were 8,908,621 Shares outstanding. The Company does not have any treasury shares. The Board of Directors of the Company currently consists of five (5) members and there are currently no vacancies on the Board. The Board of Directors has three (3) classes and each director serves a term of three (3) years until his successor is duly elected and qualified or until his earlier death, resignation or removal.

PARENT DESIGNEES

  The Merger Agreement provides that effective upon the purchase and payment for shares by NERC Acquisition Corp., the Parent shall have the right to designate that portion of the Board of Directors of the Company equal to the percentage of Shares owned by Parent and NERC Acquisition Corp. combined, and such designees shall become directors of the Company. At such time, certain of the current directors will resign.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS OF THE COMPANY

  The names of the current directors, ages as of May 13, 1998, and certain other information are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of shares by NERC Acquisition Corp. pursuant to the Offer.

                              YEAR FIRST
                              ELECTED A
     NAME OF DIRECTOR     AGE  DIRECTOR         POSITION WITH THE COMPANY
     ----------------     --- ----------        -------------------------
 Term ending in 2000:
 Robert L. Lestina, Jr...  56    1987    Previously, for more than five (5)
                                         years, employed in the Venture Capital
                                         Division of Allstate Insurance Company.
                                         Retired since December 1994.
 James Westra............  46    1993    Attorney, shareholder in the law firm
                                         of Hutchins, Wheeler & Dittmar, A
                                         Professional Corporation.
 Term ending in 1999:
 E. Bulkeley Griswold....  59    1990    General Partner of MarketCorp Ventures,
                                         Limited Partnership, the general
                                         partner of MarketCorp Ventures
                                         Associates, Limited Partnership, a
                                         venture capital fund, since September
                                         1983. Director of Scan Optics (which is
                                         in the optical character business) and
                                         Investor Preference Fund (a fixed
                                         income mutual fund service). Public
                                         Board member, New York Mercantile
                                         Exchange.
 Allan J. Steinmetz......  46    1996    Senior Vice President, Director of
                                         Marketing of Arthur D. Little, a
                                         worldwide management/technology
                                         consulting firm, since 1993.
                                         Member of the United States Postal
                                         Service Marketing Advisory Council.
                                         Former Associate Partner of Marketing
                                         of Andersen Consulting (1991 to 1993).
 Term ending in 1998:
 Joseph Crugnale.........  47    1984    Chairman of the Board since May 1991.
                                         President of the Company since 1984.

  There are no family relationships among any of the directors or executive officers of the Company.

INFORMATION CONCERNING THE BOARD OF DIRECTORS OF THE COMPANY

  During fiscal 1997, there were four (4) meetings of the Board of Directors of the Company and, additionally, the Board acted by written consent four (4) times. All of the directors attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors during which they served as director and (ii) the total number of meetings held by committees of the Board of Directors on which they served. The Board of Directors does not have a Nominating Committee.

  The Audit Committee of the Board of Directors reviews, with the Company's independent auditors, the scope of the audit for the year, the results of the audit when completed, and the independent auditors' fees for services performed. The Audit Committee also recommends independent auditors to the Board of Directors and reviews, with management, various matters related to its internal accounting controls. The present members of the Audit Committee are Robert L. Lestina, Jr., and E. Bulkeley Griswold, both of whom became members of the Audit Committee in May 1991. The Audit Committee was formed in 1991 in anticipation of the Company's initial public offering. The Audit Committee met on one occasion in 1997 to review the audit for the Company's 1996 fiscal year.

  The Company also has an Employee Option Committee, whose purpose is to administer the Company's 1987 Amended and Restated Stock Option Plan, the Company's Amended and Restated Time Accelerated Restricted Stock Option Plan, and the Company's 1997 Stock Option Plan. The members of such Committee are Robert L. Lestina, Jr., and E. Bulkeley Griswold. The Employee Option Committee met on one (1) occasion in 1997.

  The Company also has a Director Option Committee to administer the Bertucci's, Inc. 1993 Stock Option Plan for Non-Employee Directors (the "1993 Director Plan"). The members of such Committee are Joseph Crugnale and Robert
L. Lestina, Jr. The Director Option Committee met on one (1) occasion in 1997.

  Each Director is entitled to receive from the Company a payment of $1,500 for each meeting of the Board of Directors that such Director attends and is entitled to receive options to purchase 5,000 Shares per year. In addition, the Company reimburses the Directors for expenses incurred in connection with attending meetings of the Board of Directors.

  The 1993 Director Plan provides for the granting of non-qualified options in such amounts, on such terms, and to such non-employee directors of the Company as the administrators of the 1993 Director Plan, in accordance with the terms of the 1993 Director Plan, may select. A total of 155,000 Shares are reserved for issuance pursuant to the 1993 Director Plan.

EXECUTIVE OFFICERS OF THE COMPANY

  Information required by Item 7(b) of Schedule 14A with respect to executive officers of the Company is set forth below. The executive officers of the Company are elected annually by the Board of Directors and hold office until their successors are elected and qualified, or until their earlier removal or resignation.

  Joseph Crugnale, 47, has been the President of the Company since its founding in 1984. Mr. Crugnale is the former owner of Steve's Ice Cream, which, at the time he acquired it in 1977, was a one store ice cream shop and which, when Mr. Crugnale sold it in 1983, had grown to a twenty-six (26) store operation.

  Theodore R. Barber, 45, has been the Senior Vice President and Chief Operating Officer of the Company since January 1996. Mr. Barber began his employment with the Company in May 1994 as Vice President of Purchasing and Contract Administrator. Previously, Mr. Barber had been the President and Chief Consultant for Theodore Barber & Co., a food facility consulting company, since 1992. Between 1990 and 1992, Mr. Barber was the Chief Consultant and Project Manager of Euro Disneyland in Paris, France.

  Anthony Balletta, 43, has been the Vice President of Operations of the Company since August 1995 and has served in different management capacities with the Company since 1991. Prior to joining the Company in 1991, Mr. Balletta had over fifteen (15) years of restaurant experience.

  Edward Buice, 52, joined the Company as Vice President and General Counsel on March 20, 1995. Prior to joining the Company, Mr. Buice had been in private practice in Massachusetts since 1993. Mr. Buice served as Vice President, Secretary and General Counsel of Uno Restaurant Company from 1989 to 1993. Mr. Buice was an in-house attorney for Church's Fried Chicken, Inc., from 1986 to 1987 and served as its Vice President and Corporate Counsel from 1987 to 1989.

  Norman S. Mallett, 52, has been the Vice President-Finance, the Treasurer and the Chief Financial Officer of the Company since 1991 and served as the Director of Finance of the Company from 1987 to 1991. Prior to joining the Company, Mr. Mallett was employed for fifteen (15) years by Shoney's South, Inc., a company in the restaurant business operating throughout the southeastern United States.

            BOARD OF DIRECTORS INTERLOCKS AND INSIDER PARTICIPATION

GENERAL.

  Messrs. Crugnale, Griswold, Lestina, Steinmetz, and Westra served as members of the Board of Directors during all of fiscal 1997 and participated in Board of Directors' deliberations on executive compensation. Mr. Crugnale served as President and Chairman of the Board of the Company during fiscal 1997. Mr. Westra served as Clerk of the Company during fiscal 1997, but was not an employee of the Company or any of its subsidiaries during fiscal 1997. Messrs. Griswold, Steinmetz, and Lestina were not officers or employees of the Company or any of its subsidiaries during fiscal 1997. During 1997, Mr. Crugnale was involved in the Ten Ideas Merger, as described in Item 4 of the Schedule 14D-9.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

 Change of Control Severance Agreements, Continuation of Benefits Agreement.

  On May 13, 1998, the Board of Directors of the Company approved a form of Change of Control Severance Agreement to be entered into by the Company and twenty-eight (28) of its restaurant managers and executive officers (each of whom is referred to herein as an "Executive") (the "Severance Agreement"). The Severance Agreement provides that if within six (6) months of a Change of Control (as defined in the Severance Agreement), the Executive's employment is terminated by the Company for any reason, other than for Cause (as such term is defined therein) or by death or disability of the Executive, or by the Executive for Good Reason (as such term is defined therein), then the Company will pay the Executive, within thirty (30) days of the date of termination (the "Date of Termination"), a lump sum equal to the Executive's annual base salary for the six (6) month period after the Date of Termination at the rate in effect immediately prior to the Change of Control. In addition, if the Executive's employment is terminated in accordance with the preceding sentence, during the six (6) months commencing on the Date of Termination, the Executive will be entitled to receive certain medical insurance benefits, substantially equivalent to those in place, if any, on the Date of Termination. A copy of the form of the Severance Agreement is filed as an exhibit to the Schedule 14D-9 and is incorporated herein by reference.

  The Severance Agreement further provides that severance payments shall be made without regard to whether the deductibility of such payments (or any other payments to or for the benefit of the Executive) would be limited or precluded by Internal Revenue Code Section 280G and without regard to whether such payments (or any other payments) would subject the Executive to the federal excise tax levied on certain "excess parachute payments" under Internal Revenue Code Section 4999; provided, that if the total of all payments to or for the benefit of the Executive, after reduction for all federal taxes (including the tax described in Internal Revenue Code Section 4999, if applicable) with respect to such payments ("Executive's total after-tax payments"), would be increased by the limitation or elimination of any such payment, amounts payable shall be reduced to the extent, and only to the extent, necessary to maximize the Executive's total after-tax payments. The determination as to whether and to what extent payments are required to be reduced in accordance with the preceding sentence shall be made at the Company's expense by a certified public accounting firm that the Company's Board of Directors may designate prior to a Change of Control. In the event of any underpayment or overpayment, as determined by the designated accounting firm, the amount of such underpayment or overpayment shall forthwith be paid to the Executive or refunded to the Company, as the case may be, with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Internal Revenue Code.

  On May 13, 1998 the Board of Directors of the Company approved a certain Continuation of Benefits Agreement between the Company and Joseph Crugnale (the "Continuation of Benefits Agreement"). The Continuation of Benefits Agreement provides that if Mr. Crugnale's employment with the Company should terminate or be terminated (whether by the Company or by Mr. Crugnale, for any reason whatsoever), during the twelve (12) month period following a Change of Control (as defined therein) (the "Crugnale Date of Termination"), the Company will pay or make available to Mr. Crugnale any rights, compensation and benefits which are vested in Mr. Crugnale or which Mr. Crugnale has or otherwise is entitled to receive under any plan or program of the Company as such rights to compensation or benefits become due. In addition, following the termination of Mr. Crugnale's employment, the Company shall, at its cost, for the twelve (12) months commencing on the Date of Termination, continue to provide Mr. Crugnale with medical, dental, life and disability insurance benefits substantially equivalent to those in place, if any, on the Crugnale Date of Termination. In addition, the Company shall, at its cost, following the Date of Termination, continue to provide Mr. Crugnale with the use of the leased automobile he presently uses until the expiration of the current lease term. A copy of the Continuation Benefits Agreement is filed as an exhibit to the Schedule 14D-9 and is incorporated herein by reference.

 Litigation Settlement Agreement.

  After the announcement of the Ten Ideas Merger (as defined in the Schedule 14D-9) the following three (3) purported class action lawsuits were filed in February 1998 in Massachusetts Superior Court against the Company and its Board of Directors in connection with the Ten Ideas Merger (the "Stockholder Actions"): (i) Marietta Brewster, v. Joseph Crugnale, et al., Civil Action No. 98-793; (ii) Sandra Weiss, on behalf of herself and all others similarly situated v. Bertucci's, Inc., et al., Civil Action No. 98-811; and (iii) Keith Jamison, on behalf of himself and all others similarly situated v. Joseph Crugnale, et al., Civil Action No. 98-877. The plaintiffs claim that the Ten Ideas Merger is, or consummation thereof will be, wrongful, unfair and in breach of the individual defendants' fiduciary duties. The plaintiffs alleged that the price per Share in the Ten Ideas Merger is grossly inadequate, that consummation of the Ten Ideas Merger would be without an auction of the Company or other market check, and that the defendants possessed non-public information concerning the condition and prospects of the Company. The plaintiffs in the Stockholder Actions seek preliminary and permanent injunctive relief against the Ten Ideas Merger, unspecified monetary damages and other relief. To date, the plaintiffs have not filed a motion for a preliminary injunction or other preliminary relief.

  The Company, Ten Ideas, Inc., Ten Ideas Acquisition Corp., Parent, Purchaser and Joseph Crugnale entered into a Litigation Settlement Agreement dated as of May 13, 1998 (the "Litigation Settlement Agreement"). The Litigation Settlement Agreement contains an agreement among the Company, Parent and Purchaser that Ten Ideas, Inc., Ten Ideas Acquisition Corp. and Mr. Crugnale may continue to participate in the defense or settlement of each of the Stockholder Actions (and any consolidation thereof) in accordance with the provisions of Section 6.6 of the Merger Agreement and the Company's By-laws. The Litigation Settlement Agreement also confirms the payment by the Company to Ten Ideas, Inc. of a termination fee of $1,500,000 and up to $750,000 of documented expenses pursuant to the Ten Ideas Merger Agreement (as defined below), and provides that the Company, Parent and Purchaser shall not (i) contest the propriety of, or the obligation to, make such payments or (ii) seek to recover any or all of such termination fee.

 Affiliated Leases.

  During 1992, the Company purchased property for a restaurant site in Westport, Connecticut, for approximately $1.2 million from an affiliate of a partnership whose general partner is a director of the Company. The director was not involved in the purchase negotiation of that particular property, and management believes that the price paid represented fair market value.

  During 1992, the Mr. Crugnale, the president of the Company, made a personal loan amounting to $837,175 to the Orange, Connecticut, landlord, with whom the Company has an operating lease. The repayment terms require the Company to make the rental payments directly to Mr. Crugnale through the year 2002. The Company paid approximately $150,000 per year in 1995, 1996, and 1997, related to such agreement.

  In March 1997, the Company leased a building and real property for the first Sal and Vinnie's Sicilian Steakhouse location from Mr. Crugnale and purchased all furniture, fixtures and equipment currently at the facility for their appraised value of $650,000. In conjunction with this transaction, the Company loaned to Mr. Crugnale approximately $637,500, which was repaid during 1997.

  The Company leases a building and real property owned by Mr. Crugnale in Mansfield, Massachusetts, for Bertucci's Brick Oven Pizzeria Number 94. The lease commenced April 1, 1998, with rent in the amount of $95,000 per year, payable to Mr. Crugnale. The restaurant is scheduled to open in late May or June of 1998.

 Payment of Termination Fee

  In connection with the termination of the Ten Ideas Merger Agreement (as defined in the Schedule 14D-9), the Company is obligated to pay to Ten Ideas Inc., a Delaware corporation formed by Mr. Crugnale to purchase the Company ("Ten Ideas"), a termination fee of $1,500,000 and up to $750,000 for document expenses.

                              BOARD OF DIRECTORS
                       REPORT ON EXECUTIVE COMPENSATION

  The Company's executive compensation is supervised by the Board of Directors. Compensation paid to the Company's executive officers is intended to reflect the responsibility associated with each executive's position, the past performance of the specific executive, the goals of management, and the profitability of the Company.

  Executive compensation is designed to be competitive within the restaurant industry and other companies of comparable size in order to attract and retain talented and motivated individuals in key positions. Compensation in any particular case may vary from any industry average on the basis of annual and long-term Company performance, as well as compensation where, in its judgment, external or individual circumstances warrant it. The compensation of Mr. Crugnale consists of a base salary and a bonus payable at the discretion of the Board of Directors. Although Mr. Crugnale's bonus compensation is not directly tied to any particular measurement of the financial performance of the Company during the Company's fiscal year, the Board of Directors does exercise discretion in assessing the Company's performance and adjusting the compensation of the Chief Executive Officer accordingly. No bonus was paid to the Chief Executive Officer in 1997.

  The Company utilizes a compensation system comprising base salaries, quarterly bonuses, and stock option awards. No options were granted to the top five (5) executive officers in 1997.

  The Board of Directors reviews executive officer compensation annually.

  Executive officers are eligible to receive quarterly cash bonuses upon achievement of predetermined performance targets.

  The Employee Option Committee may award stock options under the Company's Amended and Restated Time Accelerated Restricted Stock Option Plan and the Company's Amended and Restated 1987 Stock Option Plan to executive officers of the Company. Stock options under each of these plans are designed to provide incentive to the Company's employees to increase the market value of the Company's stock, thus linking corporate performance and stockholder value to executive compensation.

  Under the 1987 Incentive Stock Option Plan, the Company may grant stock options for the purchase of up to 775,000 Shares at an exercise price equal to the fair market value of the common stock on the date of the grant. The plan provides for options to be exercisable in four equal installments. All options must be exercised within ten (10) years of the date of grant. At May 13, 1998, 434,050 of these options were outstanding.

  In 1989, the Board of Directors of the Company approved the issuance of 150,000 time-accelerated restricted stock options to members of senior management. These options are fully vested and exercisable through November 1999. Options are exercisable at a price equal to the fair market value of the Shares on the date of the grant. At May 13, 1998, 43,000 of these options were outstanding.

  On March 25, 1992, the Board of Directors approved an Employee Stock Purchase Plan permitting eligible employees to purchase Shares semi-annually on June 30 and December 31, through payroll deductions of up to

8% of each participating employee's compensation, at 85% of the average trading price during the six-month period, but not less than specified minimums. At December 26, 1992, 100,000 Shares were reserved for the plan. At May 13, 1998, none of these options were outstanding.

  In July 1993, the Board of Directors of the Company established the 1993 Stock Option Plan for Non-Employee Directors. Under this plan, the Company may grant stock options for the purchase of up to 75,000 Shares at an exercise price equal to the fair market value of the Shares on the date of grant. Each director is entitled to receive options to purchase 5,000 Shares per year. At May 13, 1998, 32,000 of these options were outstanding.

  In 1997, the Company amended the 1993 Stock Option Plan for Non-Employee Directors, pursuant to which the number of Shares reserved for issuance was increased from 75,000 Shares to 155,000 Shares. Also in 1997, the Company amended and restated the 1992 Stock Purchase Plan, pursuant to which the number of Shares reserved for issuance was increased from 100,000 Shares to 200,000 Shares.

  In 1997, the Company adopted the 1997 Stock Option Plan, which provides for the grant of incentive options and non-qualified options or the purchase of an aggregate of 250,000 Shares by employees of the Company. The exercise price for options granted under the 1997 Plan shall be the mean between the high and low sales prices of the Shares on the Nasdaq National Market on the date of the grant for the immediately preceding business day. Options granted under the 1997 Plan shall not be exercisable before the first anniversary of the date of grant. At May 13, 1998, 12,000 of these options were outstanding. No option shall be exercisable after ten years from the date on which it was granted.

                                          BOARD OF DIRECTORS

                                          Joseph Crugnale
                                          E. Bulkeley Griswold
                                          Robert L. Lestina, Jr.
                                          Allan J. Steinmetz
                                          James Westra

                            EXECUTIVE COMPENSATION

  The following table sets forth all compensation awarded to, earned by or paid to the Company's Chief Executive Officer and each of the Company's most highly compensated executive officers (other than the Chief Executive Officer) whose total annual salary and bonus exceeded $100,000 for all services rendered in all capacities to the Company and its subsidiaries for the Company's fiscal year ended December 1997.

SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                     ANNUAL COMPENSATION           COMPENSATION
                              ---------------------------------- -----------------
   NAME AND PRINCIPAL                               OTHER ANNUAL OPTIONS
        POSITION         YEAR  SALARY(1)  BONUS(1)  COMPENSATION GRANTED ALL OTHER
   ------------------    ---- ----------- --------- ------------ ------- ---------
Joseph Crugnale......... 1997 $271,376.18    --         --         --       --
President                1996 $220,388.70    --         --         --       --
                         1995 $220,388.70    --         --         --       --
Norman S. Mallett....... 1997 $126,662.98    --         --         --       --
Vice President--Finance  1996 $109,491.20    --         --         --       --
                         1995 $109,491.20    --         --       10,000     --
Theodore R. Barber...... 1997 $146,820.24    --         --         --       --
Senior Vice President
 and                     1996 $126,683.77    --         --         --       --
Chief Operating Officer  1995 $ 91,200.51    --         --       16,000     --
Anthony Balletta........ 1997 $103,261.36    --         --         --       --
Vice President--Opera-
 tions                   1996 $ 93,515.35    --         --         --       --
                         1995 $ 80,955.35 $9,389.79     --       20,000     --

--------
(1) Salary and bonus amounts are presented in the years earned. However, the payment of such amounts may have occurred in other years.

OPTION GRANTS IN LAST FISCAL YEAR

  The Company made no grant options to purchase its common stock to any of its executive officers during fiscal year 1997. No executive officer exercised an option in fiscal year 1997.

                      BERTUCCI'S, INC. PERFORMANCE GRAPH

  The graph set forth below compares the change in the Company's cumulative total stockholder return on the Shares (as measured by dividing (i) the sum of (A) the cumulative amount of dividends for the period indicated, assuming dividend reinvestment, and (B) the difference between the Company's share price at the end of the period and December 31, 1992; by (ii) the share price at December 31, 1997) with the cumulative total return of the Nasdaq Stock Market (U.S.) Index and the cumulative total return of a group of other Nasdaq listed companies in SIC Group number 58 (eating and drinking establishments). During fiscal 1997, the Company paid no dividends.



                           [LINE CHART APPEARS HERE]



                                    LEGEND


CRSP Total Returns Index for:                12/31/92    12/31/93     12/30/94     12/29/95   12/31/96    12/31/97
-----------------------------                --------    --------     --------     --------   --------    --------
Bertucci's Inc.                               100.0       125.6         56.4          25.6       27.6        32.7
Nasdaq Stock Market (US Companies)            100.0       114.8        112.2         158.7      195.2       239.6
NASDAQ Stock (SIC 5800-5899 US Companies)     100.0       101.4         73.2          89.1       87.1        75.3
Eating and drinking places

Notes:

     A. The lines represent monthly index levels derived from compounded daily reruns that include all dividends.
     B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
     C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceeding trading day is used.
     D.  The index level for all series was set to $100.0 on 12/31/92.

                             SECURITY OWNERSHIP OF
                    PRINCIPAL HOLDERS OF VOTING SECURITIES,
                            DIRECTORS, AND OFFICERS

  The following information is furnished as of May 13, 1998, with respect to the Shares beneficially owned, within the meaning of Rule 13d-3, by any person who is known by the Company to be the beneficial owner of more than five percent of any class of voting securities of the Company, by all Directors of the Company and nominees, by all executive officers of the Company and by all Directors and executive officers of the corporation as a group. Unless otherwise indicated, the named individuals held sole voting and investment power over the Shares listed below.

NAME AND ADDRESS OF BENEFICIAL OWNER **                 AMOUNT AND NATURE OF PERCENT
         AND NAME OF DIRECTOR            TITLE OF CLASS BENEFICIAL OWNERSHIP OF CLASS
---------------------------------------  -------------- -------------------- --------
Joseph Crugnale...................        Common Stock       2,177,710(1)      24.4%
E. Bulkeley Griswold..............        Common Stock          13,000(2)         *
Robert L. Lestina, Jr.............        Common Stock          11,000(3)         *
James Westra......................        Common Stock          12,499(4)         *
Allan J. Steinmetz................        Common Stock           8,000(5)         *
Theodore R. Barber................        Common Stock          10,600(6)         *
Norman S. Mallett.................        Common Stock          80,500(7)         *
Anthony Balletta .................        Common Stock          13,178(8)         *
Edward Buice .....................        Common Stock           3,500(9)         *
All Directors and officers as a
 group (9 persons)................        Common Stock     2,329,987(10)       25.9%

--------
 * Less than 1.0%
** Unless otherwise specified, the beneficial owner's address is c/o
   Bertucci's.
 (1) Of such shares, 2,938 shares are held in trusts for the benefit of Mr. Crugnale's minor children. Mr. Crugnale does not have the power to vote or dispose of such trust shares.
 (2) Of such shares, 8,000 are purchasable by Mr. Griswold under options presently exercisable and 5,000 are held by Mr. Griswold's 401(k) plan.
 (3) Of such shares, 8,000 are purchasable by Mr. Lestina under options presently exercisable. In addition, Mr. Lestina holds 3,000 of such shares jointly with his wife.
 (4) Of such shares, 2,600 are held in the Hutchins, Wheeler & Dittmar Profit Sharing Trust, in which Mr. Westra has a beneficial interest, 8,000 are purchasable by Mr. Westra under options presently exercisable, and 1,899 are held by Mr. Westra's wife. Mr. Westra disclaims beneficial ownership of the shares held by his wife.
 (5) All of these shares are purchasable under options presently exercisable.
 (6) Of such shares, 9,600 are purchasable under options presently exercisable.
 (7) Of such shares, 27,500 are purchasable by Mr. Mallett under options presently exercisable.
 (8) Of such shares, 12,500 are purchasable by Mr. Balletta under options presently exercisable.
 (9) All of such shares are purchasable by Mr. Buice under options presently exercisable.
(10) Included in this figure are 85,100 shares purchasable by certain officers and Directors under options presently exercisable.

                       COMPLIANCE WITH SECTION 16(A) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

  Section 16(a) of the Securities Exchange Act of 1934, as amended requires the Company's officers and directors and persons owning more than 10% of the Shares to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, Directors and owners of greater than 10% of the Shares are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

  Based solely on copies of such forms furnished as provided above, or written representations that no Forms 5 were required, the Company believes that through the date hereof, all Section 16(a) filing requirements applicable to its officers, Directors and owners of greater than 10% of the Shares were complied with.

                 INFORMATION WITH RESPECT TO PARENT DESIGNEES

  As of the date of this Information Statement, the Parent has determined who will be Parent Designees.

  Set forth below is the name, business address, principal occupation or employment and five (5) year employment history of the persons who will be Parent Designees. Unless otherwise indicated, each such person has held the occupation listed opposite his name for at least the past five (5) years and each occupation refers to employment with the Parent. All persons listed below are citizens of the United States.

                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     AND MATERIAL OCCUPATIONS, POSITIONS, OFFICES OR
NAME AND BUSINESS ADDRESS              EMPLOYMENT HELD DURING THE LAST FIVE YEARS
-------------------------         ----------------------------------------------------
Dennis Pedra ...................  President, Chief Executive Officer and a Director of
 c/o NE Restaurant Company, Inc.  Parent (1991-present).
 80A Turnpike Road
 Westborough, Massachusetts 01581
Benjamin R. Jacobson ...........  Managing General Partner of Jacobson Partners (a
 c/o Jacobson Partners            partnership formed for direct equity investments)
 595 Madison Avenue               (1989-present); Chairman of the Board of Parent.
 New York, New York 10022
David A. Roosevelt .............  Associate at Jacobson Partners (October 1996-
 c/o Jacobson Partners            present); Principal of General Gas Company (natural
 595 Madison Avenue               gas marketing company)(June 1995-October 1996);
 New York, New York 10022         Financial Analyst, Account Management Group at
                                  Blackrock Financial Management (July 1993-June
                                  1995); Director of Parent.

                                 EXHIBIT INDEX

 EXHIBIT NO. DESCRIPTION
 ----------- -----------

 Exhibit  1 Agreement and Plan of Merger, dated as of May 13, 1998, by and among Bertucci's, Inc., NE Restaurant Company, Inc. and NERC Acquisition Corp.
 Exhibit  2 Form of Change of Control Severance Agreement
 Exhibit  3 Continuation Benefits Agreement, dated as of May 13, 1998, by and between Bertucci's and Joseph Crugnale.
 Exhibit  4 Chapter 156B, Sections 85 to 98, Massachusetts Business Corporation
            Law.
 Exhibit  5 Tender and Voting Agreement, dated as of May 13, 1998, by and among
            Bertucci's, Inc., NE Restaurant Company, Inc. and NERC Acquisition Corp. and the stockholders named therein.
 Exhibit  6 Litigation Settlement Agreement, dated as of May 13, 1998, by and among Bertucci's, Inc., Ten Ideas, Inc., Ten Ideas Acquisition Corp., NE Restaurant Company, Inc. and NERC Acquisition Corp.
 Exhibit  7 Confidentiality Agreement, dated as of April 6, 1998, by and among
            Bertucci's, Inc., NE Restaurant Company, Inc. and NERC Acquisition Corp.
 Exhibit  8 Opinion of NationsBanc Montgomery Securities, LLC*
 Exhibit  9 Press Release issued by Bertucci's, Inc. and NE Restaurant Company,
            Inc., dated May 14, 1998.
 Exhibit 10 Letter to Stockholders of Bertucci's, Inc.*
--------
* Included in copies mailed to stockholders.